TRENT

RECEIVED

2 March 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07021673

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Encl.

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2007\Correspondence\B- SEC Letter - February 07 return - 2Mar07.doc

File number

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Notice of Preliminary Trading Statement	SE Announcement	28-Feb-2007	✓				✓	Filed with SEC on 28 February 2007
88(2) - Lloyds TSB Registrars Corporate Nominee - 2,301 shares	Co House Forms	07-Feb-2007		✓				
88(2) - Various - 7,333 shares	Co House Forms	13-Feb-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 7,412 shares	Co House Forms	15-Feb-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 1,141 shares	Co House Forms	19-Feb-2007		✓				

RECEIVED

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,141		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

BOLD BLACK CAPITALS

RECEIVED

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,301		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,301
Name Address , UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,301

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 7.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/OPD/E1191Tel: 01903 833562

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,412		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	7,412
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	7,412

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15.2.2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1217&1228 Tel: 01903 833562
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	260	1,051	2,139
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	823.00p	759.00p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 13.2.2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/CS/6333 Tel: 01903 833111	Fax: 01903 833277
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	242	1,543	2,098
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568.00p	548.00p	536.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 7,333
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **7,333**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 13.2.2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/CS/6333	
Tel: 01903 833111	Fax: 01903 833277
DX number	DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	LAWRANCE VINCENT	BAILEY	9 SEAGRAVE PLACE	NEWCASTLE	STAFFORDSHIRE		ST5 3RJ	1,218
MRS	GILLIAN DEBORAH	CARTLIDGE	56 LEICESTER ROAD	SHEPSHED	LOUGHBOROUGH	LEICESTERSHIRE	LE12 9DQ	174
MRS	VANESSA	DAVIES	3 YSBRYD-Y-COED	PEN-Y-FAI	BRIDGEND	MID GLAMORGAN	CF31 4GF	1,041
MR	DAVID ALEXANDER	DONNELLY	SILVERDALE HOUSE	CHELMARSH	BRIDGNORTH	SHROPSHIRE	WV16 6BA	1,108
MRS	PAULA JAYNE	EDLIN	7 OAK ROAD	GRASSMOOR	CHESTERFIELD	DERBYSHIRE	S42 5YA	277
MR	KENNETH LESLIE	HINDS	43 BIRCH TREE WAY	MAIDSTONE	KENT		ME15 7RP	56
MRS	JOANNE	HODGKINSON	24 MAPLEWELL DRIVE	LEICESTER	LEICESTERSHIRE		LE4 1BD	254
MRS	CHRISTINE	JUBY	391 WOODBOROUGH ROAD	NOTTINGHAM	NOTTINGHAMSHIRE		NG3 5GX	640
MR	PAUL ARNOTT	LUDLOW	HOCKHAMS FARM	MARTLEY	WORCESTER	WORCESTERSHIRE	WR6 6QR	1,291
MR	STUART	MCQUEEN	98 NOTTINGHAM ROAD	GOTHAM	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 0HG	445
MR	RAYMOND MICHAEL	PARRISH	11 PITT ROAD	MAIDSTONE	KENT		ME16 8PA	410
MR	CHRISTOPHER	WESTON	11 CRAYFORD ROAD	BRIGHTON	EAST SUSSEX		BN2 4DQ	419
								7,333

END